Exhibit 4FF

THIS SETTLEMENT AGREEMENT made as of the 26th day of April, 2007

BETWEEN:

KIMBER RESOURCES INC.
Suite 215 – 800 West Pender Street
Vancouver, BC
V6C 2V6

 (the "Company")

AND:

ROBERT LONGE
4762 The Highway

West Vancouver, BC
V7N 1J5

(“the Executive")

BACKGROUND FACTS

A.

The Executive is currently employed by the Company in the capacity of President and CEO.

B.

The Company and the Executive wish to enter into this Settlement Agreement to settle conclusively all issues and potential issues and disputes arising out of the Executive’s employment and termination of employment with the Company.

THIS AGREEMENT WITNESSES THAT in consideration of the promises and the mutual covenants herein contained, the parties do hereby agree with each other as follows:

TERMINATION AND SEVERANCE

1.

The Company may terminate the Executive’s employment with the Company at any time, however if not earlier terminated, the Executive’s employment will end on October 31, 2007 (“Termination Date”).

2.

Subject to paragraph , on the Termination Date the Executive will submit his resignation as a director of the Company and his resignation (if any) as a director or officer of any of the Company’s subsidiaries or affiliated companies.

3.

If by the Termination Date there has not been a Change in Control of the Company as that term is defined in the Change of Control Agreement between the Company and the Executive, dated January 13, 2004 (the “Change of Control Agreement”) the Executive may at the Executive’s option, remain as a director of the Company until his term comes to an end at the Company’s next annual general meeting to be held on or about December 2007.

4.

From the date this Settlement Agreement is executed until the Termination Date, the Executive will continue to faithfully fulfill his responsibilities as President, CEO, director, officer and fiduciary of the Company, and the Company will continue to pay the Executive his regular salary and benefits.

5.

In addition to the payment of any salary and accrued vacation pay earned up to the Termination Date, and in full satisfaction of any obligations owed to the Executive by the Company arising from the termination of his employment with the Company, including benefits, perquisites or rights which may have accrued to the Executive pursuant to any oral or written employment agreements, or the Change of Control Agreement, the Employment Standards Act R.S.B.C. 1996, c. 113, or the common law, the Company agrees to pay the Executive a severance payment in the amount of $339,657.00 representing 2 years salary and benefits plus pay for any unused vacation at of the Termination Date at the rate of 8% of his regular salary (the “Severance Payment”).  The Severance Payment will be payable in a lump sum less all statutory deductions required by law.

6.

If the Executive has not been replaced as CEO and General Manager of Mexican subsidiaries by August 31, 2007, his salary will be reviewed and, if appropriate, adjusted, effective June 1, 2007 to one commensurate with his position and with the compensation paid to other officers of the Company.

RELEASE

7.

In consideration of the Company’s promises made pursuant to the Settlement Agreement, including payment of the Severance Payment in full to the Executive, the Executive does for himself, his heirs, executors, administrators, agents and assigns, release and forever discharge the Company, its officers, directors, employees, agents, servants, predecessors, successors, assigns, and related or associated companies (“the Releasees”), of and from all manner of actions, claims, demands and damages that the Executive now has or at any time hereafter can, shall or may have against the Releasees or any of them (including and without restrictive the generality of the foregoing, claims and demands of any kind pursuant to the Employment Standards Act, or the Human Rights Code, R.S.B.C. 1996, c. 210, or the Change of Control Agreement) by reason of or in way arising out of or relation to:

(a)

the employment of the Executive by the Releasees;

(b)

the termination of employment of the Executive by the Releasees;

(c)

the loss of any pension, medical, insurance or welfare plans, stock options or benefits sponsored or contributed to by the Releasees; or

(d)

any pain, suffering and stress sustained as a consequence of any conduct on the part of the Releasees during the term of the employment.

8.

In consideration of the Executive entering into this Settlement Agreement, the Company does for itself and its successors and assigns (the “Company”), release and forever discharge the Executive of and from all manner of losses, actions, claims, demands and damages (“Claims”) that the Company now has or may have against the Executive arising from the performance of the Executive’s responsibilities as President, CEO, director and officer of the Company, except where such Claims arise from the gross negligence or willful misconduct of the Executive.

GENERAL PROVISIONS

9.

The Executive acknowledges that he understands that the Company is providing him with the compensation described in this Settlement Agreement in return for the Executive’s promises including the releases contained in this Settlement Agreement.

10.

This Settlement Agreement supercedes and replaces the Change of Control Agreement.

11.

The Executive acknowledge that he has had the opportunity to seek legal advice before signing this Settlement Agreement and fully understands the terms of this Settlement Agreement.

12.

The Executive acknowledges that he has not been influenced to any extent whatsoever in making this Settlement Agreement by any representations or statements made by the Releasees or any person or persons representing or employed by them.

13.

The Executive for the consideration aforesaid, hereby covenants and agrees that all aspects of this Settlement Agreement, including any and all payments made by the Releasees to him are made on a confidential basis.

14.

The Executive agrees that unless compelled by law (including securities regulations) the payments and terms and conditions of this Settlement Agreement will not be discussed by him with any person apart from his legal and financial advisors and selected members of his family and he further agrees that he will direct any such advisors to keep such terms confidential.

15.

This Settlement Agreement contains the entire agreement between the Company and the Executive and there are no warranties, representations, terms, conditions, collateral

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agreements, express or implied other than as set forth in this Settlement Agreement.

INTENDING TO BE LEGALLY BOUND, the parties have entered into this Settlement Agreement effective the date first written above.

KIMBER RESOURCES INC.

“L.I. Bell”

Per:

_______________________________

Authorized Signatory

WITNESSED BY:

     “Gordon Cummings”

___________________________________

Name

#6, 119 East 6th St.

___________________________________

Address

North Vancouver, BC, V7L 1N9

___________________________________

Chartered Accountant

___________________________________

Occupation

) ) ) ) ) ) ) ) ) )	“R.V. Longe” ___________________________________ ROBERT LONGE